AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 1
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Crosshair Exploration & Mining Corp. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2007 and 2006. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. On February 10, 2006 the Company graduated to Tier 1 on the TSX Venture Exchange and as of May 2, 2007, the Company received approval to list its shares on the American Stock Exchange.

The Company is currently focusing its exploration activities on the following projects:

  South Golden Promise (including South Golden Promise and Victoria Lake projects) and Golden Promise projects located in the Province of Newfoundland and Labrador, Canada, acquired through option agreements with Paragon Minerals Corporation in February 2003 and May 2006.

  Central Mineral Belt Project (including Moran Lake) located in Labrador, Newfoundland and Labrador, Canada acquired through 2 separate option agreements in November 2004 and May 2007.

During fiscal 2006, the Company also decided not to pursue exploration on certain properties. Subsequently, the option-JV agreements with Paragon Minerals Corporation for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off.

Please refer to the “Mineral Properties” section for further details on all properties.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 2
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

SELECTED ANNUAL INFORMATION

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005

Total revenues	$ Nil	$ Nil	$ Nil
General and administrative expenses	6,584,203[1]	2,410,229[2]	1,243,921[3]
Write-off of resource property	-	1,518,429	188,988
Loss for the year	(5,533,011)	(2,175,473)	(645,386)
Loss per share – basic	(0.09)	(0.05)	(0.03)
Total assets	31,664,543	18,366,392	7,310,943
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

1 $3,696,601 of this total is comprised of stock-based compensation expense
2 $682,213 of this total is comprised of stock-based compensation expense
3 $316,521 of this total is comprised of stock-based compensation expense

Results of Operations for the year ended April 30, 2007 compared to the year ended April 30, 2006

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the years ended April 30, 2007 and 2006.

Financial Results

For the year ended April 30, 2007, the Company incurred a net loss of $5,533,011 ($0.09 per share) compared to a net loss of $2,175,473 ($0.05 per share) for the prior year. The Company had no operating revenue in either period. The loss is comprised of the general and administrative expenses of $6,584,203, of which $3,696,601 was for stock-based compensation (2006 – $2,410,229, of which $682,213 was for stock-based compensation) and property write-offs of $Nil (2006 - $1,518,429). Management and interest income of $385,287 (2006 -$245,065) and realized/unrealized gains on marketable securities of $665,905 (2006 - $Nil) offset the operating loss.

In the year ended April 30, 2007, compared to the same period in the prior year, the Company increased its exploration, corporate and financing activities. For example, there was an increase in exploration activities on the Moran Lake and Golden Promise projects, in addition, the Company hired and appointed new employees, contractors, officers, and directors. The additional administration, accounting and management time was required as the Company increased its business activities. As a result, the Company’s operating expenses increased by $4,173,974 in the year ended April 30, 2007 compared to the same period of 2006. The major expense categories were:

  conferences and exhibitions $99,448 (2006 - $Nil)
  insurance $35,897 (2006 - $Nil)
  investor relations expense $143,773 (2006 - $130,364)
  legal fees $212,486 (2006 - $100,700)
  office and administration $562,642 (2006 - $339,703)
  stock-based compensation $3,696,601 (2006 - $682,213)
  travel $306,978 (2006 - $165,538)
  wages and salaries expense $923,743 (2006 - $41,441).

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 3
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

Seventy-two percent of this increase in operating expenses is related to stock-based compensation expense.

SELECTED QUARTERLY INFORMATION

Selected financial indicators for the past eight quarters are shown in the following table (Expressed in $’s):

	Apr. 07 Quarter	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter
Total Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Earnings (loss) for the period	(1,864,893)	(1,335,021)	(1,324,992)	(1,008,105)	(620,786)	(42,245)	(1,564,785)	(487,657)
Earnings (loss) per Share (Basic & Diluted)	(0.03)	(0.02)	(0.02)	(0.02)	(0.01)	(0.00)	(0.04)	(0.01)
Total Assets	31,664,543	21,995,227	20,062,687	18,799,196	18,366,392	17,625,081	6,488,108	6,727,425
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Variances in losses for the above quarters were not considered seasonal. For the quarter ending October 31, 2005, the Company saw a significant increase in loss from the previous quarter as a result of write offs on mineral properties, whereas in the quarter ended January 31, 2006 there was a significant reduction of losses because of income tax recoveries from the renunciation of flow through shares.

For the next five quarters beginning from April 30, 2006 through April 30, 2007, the Company increased its exploration, corporate and financing activities, which is why the losses for the Company began to increase in the last fourth quarters presented. For the four quarters ending in April 30, 2007, fluctuations in losses are due to the timing of stock based compensation expense, professional fees and wages and salaries. The assets of the Company had increased consistently from quarter to quarter due to the raising of cash through issuance of shares and expenditures made on the mineral properties of the Company.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 4
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

MINERAL PROPERTIES

In each of the past eight quarters, the Company incurred the following expenditures (net of write-off) on exploration of properties (Expressed in $’s):

	Apr. 07 Quarter	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter
Current Properties
Golden Promise	167,450	229,409	205,548	252,997	Nil	Nil	Nil	Nil
Moran Lake Property (Central Mineral Belt Project)	2,557,718	1,505,655	2,888,512	1,357,210	781,868	701,278	680,903	50,066
Otter / Portage Lake (Central Mineral Belt Project)	Nil	276,750	149,918	58,447	(2,400)	72,800	Nil	Nil
Sinbad Claims	Nil	Nil	2,351	776	8,597	4,125	Nil	Nil
South Golden Promise (Victoria Lake)	7,119	297,887	473,612	200,172	62,427	89,472	190,921	144,912
Properties written-off
Glenwood Break	Nil	Nil	Nil	Nil	Nil	Nil	(892,998)	107,836
Wings Point-Titan	Nil	Nil	Nil	Nil	Nil	Nil	(408,234)	15,825
Beigou Gold Property	Nil	Nil	Nil	Nil	Nil	(229,935)	21,562	24,544
Other Properties	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total	2,732,287	2,309,701	3,719,941	1,869,602	850,492	637,740	(407,846)	343,183

During the year ended April 30, 2007, the Company spent a total of $10,631,531 on its properties (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs) compared to 2,954,385 incurred during the year ended April 30, 2006. During the year ended April 30, 2007 the Company had property write-offs totaling $Nil compared to $1,518,429 during the year ended April 30, 2006.

During the second quarter of 2006, the Company elected to terminate its options in the Glenwood Break property and the Wings Point-Titan property and consequently mineral property costs of $884,096 and $374,522 were written off. In addition, during the second quarter of 2006, the Company received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for fiscal 2006 shown in the table above.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written off in the third quarter of fiscal 2006.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 5
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

NEWFOUNDLAND AND LABRADOR

Golden Promise Project

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Project.

The option agreement calls for:

i) Issuing common shares:

	Number of
	shares
Within 5 days of the execution date of the
agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000	Issued by the Company
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii) Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and	$750,000[1]
binding commitment)
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$4,000,000

1As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii) Make cash payments on behalf of Paragon for Paragon’s obligations with respect to the Golden Promise Project and other claims as follows:

	Amount
On or before June 1, 2006	$75,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$100,000

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at April 30, 2007, Paragon had spent $742,803. As a result the Company owes Paragon $155,803.

A 14 hole, 3,073 meter program was completed in the 2006/2007 winter exploration program. This drilling was successful in extending the main Jaclyn vein system by more than 50% to a current defined strike length of 750

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 6
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

metres and to a depth of 225 metres, and the zone remains open. Visible gold was noted in 10 of the 14 holes completed in this phase of drilling, which included some of the highest grades reported to date.

The work completed to date has unveiled a significant gold bearing system at the main Jaclyn Zone. At Jaclyn North, which also remains open in all directions, 4 of 6 holes completed to date intersected visible gold bearing quartz veins. Given its potentially high grade nature and its close proximity to the main Jaclyn Zone, the Jaclyn North system could prove to be an extremely important component of the Golden Promise project and will be addressed with additional drilling in the future.

In advance of the planned spin out of its Newfoundland gold and base metal assets, the Company plans to commission a NI 43-101 report covering the Golden Promise (gold) and Victoria Lake (zinc/copper/silver/gold) projects.

Moran Lake Property (part of Central Mineral Belt Project)

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i) Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original
agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000	(Paid November 2006)
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$575,000

ii) Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange
(amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000	(Issued November 2006)
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 7
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

iii) Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at April 30, 2007, the Company incurred $9,861,712 (net of $266,300 credits received) in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

The Company completed over 9,400 metres of drilling in the 2007 winter exploration program on the Central Mineral Belt project. The drilling focused on the Upper and Lower C Zones and targets along strike, and the results continue to substantiate the potential for a large uranium deposit(s) within a 4.5 kilometer-long trend. This drilling, together with over 20,000 metres of drilling in 2006, will be used to greatly expand the existing NI 43-101 resource outlined by Shell Canada drilling in the late 1970s. This updated resource estimate will be completed in July 2007.

A 40,000 meter drill program utilizing three drill rigs is planned for the remainder of the year on the entire Central Mineral Belt Project. The program is designed to increase the uranium resource contained in the Upper C Zone, delineate a uranium resource at the Lower C and B Zones, continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake, and test new “Blue Sky” uranium targets. Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program will be carried out on the under-explored southern region of the 750 square kilometer project.

Otter / Portage Lake Properties (part of Central Mineral Belt Project)

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i) Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	50,000
	$140,000

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 8
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

ii) Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture
Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii) Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$600,000

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

South Golden Promise (& Victoria Lake), Wings Point-Titan, Glenwood Break Properties

In February 2003, the Company entered into three option-JV agreements with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to acquire three separate interests in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as “South Golden Promise”, “Wings Point-Titan” and “Glenwood Break”. The Company had the right to acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 (Glenwood Break - $2,000,000; Wings Point -$1,500,000; South Golden Promise - $1,750,000) within four years of September 2003.

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $374,522.

Glenwood Break Property

The Company elected to terminate the Glenwood Break option in the second quarter of 2006. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $884,096.

South Golden Promise (& Victoria Lake)

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the South Golden Promise Project.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 9
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

During the year ended April 30, 2007, the company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at April 30, 2007, Paragon had spent $562,482 on behalf of the Company. As a result the Company owes Paragon $192,482.

The first phase of reconnaissance drilling at Victoria Lake was very successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results received from the widely spaced drilling are strongly suggestive of a proximal VHMS environment.

The 11 hole, 2198 meter program tested several precious metal-rich massive sulphide targets on four widely spaced grids underlain by highly prospective volcanic rocks similar to those hosting the nearby high grade Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals.

North Paul’s Pond Gold Property

The assay results received for the diamond-drilling program completed in spring 2005, although locally anomalous, were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul’s Pond Gold property on June 22, 2005. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $139,754.

UTAH

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work. The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. Subsequently, this agreement was approved by the TSX Venture Exchange.

LIAONING PROVINCE, NORTHEAST CHINA

Beigou Gold Property

On September 16, 2004 the Company entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company could earn an 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over a five year period.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $229,935.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 10
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

LIQUIDITY, FINANCINGS AND CAPITAL RESOURCES

Liquidity

The Company had cash on hand of $14,311,417 as of April 30, 2007 (April 30, 2006 - $13,947,976). The Company currently has sufficient cash resources to meet its ongoing obligations as they become due. The working capital at April 30, 2007 was $15,390,704 (April 30, 2006 - $14,093,821).

Capital Resources

The Company’s authorized capital consists of unlimited number of common shares without par value. At April 30, 2007 the Company had 70,912,072 issued and outstanding common shares (April 30, 2006 – 58,356,045 issued and outstanding common shares), and at June 22, 2007, the Company had 71,121,822 issued and outstanding common shares.

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every six months from the date of grant. The options can be granted for a maximum term of five years. The Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on September 21, 2004. On February 10, 2006 the Company amended its Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect the Company’s increased issued and outstanding capital.

During the year ended April 30, 2007, 2,672,764 stock options were exercised, 700,000 stock options were cancelled or expired and 5,990,000 stock options were granted. As at April 30, 2007 the Company had 8,981,984 (of which 2,753,484 were exercisable) options outstanding at exercise prices ranging from $0.25 per share to $3.10 per share with expiry dates ranging from November 2, 2007 to April 23, 2012. Subsequent to April 30, 2007, 80,000 stock options were cancelled, 118,250 stock options and 21,500 agent’s options were exercised for total proceeds of $76,775. If exercised, the remaining 8,762,234 stock options would increase the Company’s available cash by $14,013,731.

As at April 30, 2007, the Company had 380,244 warrants outstanding at an exercise price of $1.25 per share with an expiry date of November 3, 2007. If exercised, these remaining warrants would increase the Company’s available cash by $475,305.

Contributed surplus was $3,888,533 as at April 30, 2007 (April 30, 2006 - $1,188,003). The increase of $2,700,530 represents $3,696,601 of the fair value of the options released in the year ended April 30, 2007 less $996,071 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2007, the Company recorded management fees of $40,000 (2006 - $12,000, 2005 - $12,000) from a public Company with directors in common. At April 30, 2007, $Nil (April 30, 2006 -$Nil) was owed from this party. These fees were earned from Target Exploration & Mining Corp. for receiving office and administration assistance, as well as personnel from the Company for assistance with public filings.

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 11
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

During the year ended April 30, 2007, the Company incurred management fees of $50,000 (2006 – $225,000, 2005 - $150,000) to a director. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed. These fees were paid to Mark J. Morabito, CEO of the Company, and were earned prior to Mark becoming a full time employee of the Company.

During the year ended April 30, 2007, the Company incurred directors’ fees of $60,500 (2006 - $63,000, 2005 -$5,000), to non-executive directors. At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors. These are paid to all non-executive directors who earn $1,000 per month for their services to the Company as directors and an additional $500 per month for committee participation.

During the year ended April 30, 2007, the Company incurred accounting fees of $Nil (2006 - $58,529, 2005 -$58,414) to a private company controlled by a former director. At April 30, 2007, $Nil (April 30, 2006 - $2,536) was owed. These fees were paid to Pacific Opportunity Trust for providing bookkeeping and financial statement preparation work. Mark Brown, who heads Pacific Opportunity Trust, was formerly the CFO of the Company.

During the year ended April 30, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907, 2005 -$91,322). At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party. These fees were paid to Anfield Sujir Kennedy & Durno, of which Jay Sujir, a director of the Company, is a partner. The fees were earned for general corporate matters.

During the year ended April 30, 2007, the Company incurred geological consulting fees of $33,075 (2006 -$40,701, 2005 - $10,000). At April 30, 2007, $5,830 (April 30, 2006 - $Nil) was owed to this party. These fees were paid to a company controlled by Stewart Wallis, a director of the Company, for assistance with preparation of technical reports in respect of the mineral properties of the Company.

At April 30, 2007, $13,411 (April 30, 2006 - $11,685, April 30, 2005 - $6,435) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at April 30, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for overpayment of management fees.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

FOURTH QUARTER

Significant items that effected the statement of operations of the Company during the quarter ended April 30, 2007 were stock based compensation of $1,505,238 recognized for options granted and vested during the fourth quarter, as well as a realized gain on marketable securities of $596,996 on sales of marketable securities. All other items on the statement of operations were consistent in the three month period ended April 30, 2007 when compared to the previous quarter. During the fourth quarter, the Company also raised net cash of $9,144,704 upon the exercise of warrants and options, and spent $1,742,871 on mineral property expenditures. The Company’s cash position increased by $5,004,697 during the fourth quarter as a result of shares issued for cash,

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 12
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

offset by loss from operations and mineral property expenditures. There were no significant year end adjustments during the fourth quarter.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2007 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based Compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation. These include the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective May 1, 2006, the beginning of the Company’s 2007 fiscal year, the Company decided to early adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements. The following summarizes the new accounting standards:

Financial Instruments and Comprehensive Income

These new recommendations of the CICA are for the accounting for comprehensive income (CICA Handbook Section 1530), and for the classification, recognition and measurement of financial instruments (CICA Handbook Section 3855) that apply to the Company – see note 2 to the audited financial statements of the Company for the year ended April 30, 2007. The concept of comprehensive income is to include unrealized

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 13
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

changes in the value of financial instruments in shareholders’ equity under the heading “Accumulated other comprehensive income”. The policy’s most significant impact on the Company is with respect to the treatment of the Company’s marketable securities, which are now accounted for at fair value with gains and losses reported in the statement of operations. There were no other significant impacts on the Company’s’ financial statements as a result of these new recommendations.

Hedging (CICA Handbook Section 3865) - this new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Accounting changes - (CICA Handbook Section 1506) - this standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements. There was no effect on opening equity as of May 1, 2006 as a result of applying these new standards.

New Accounting Pronouncements

Effective for fiscal periods commencing January 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective January 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its financial statements.

Capital Disclosures (Section 1535) - this standard establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863) -these two standards replace the current standard “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064) - this new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

SHARES AND SHARE-BASED UNITS

We had the following common shares, stock options, and stock warrants outstanding:

AMENDED & RESTATED
Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 14
For the Year Ended April 30, 2007
Date Prepared: June 22, 2007, as restated March 19, 2008

Common shares

As of the date of the restatement of this MD&A, 73,020,825 common shares are issued and outstanding.

Stock Options

As of the date of the restatement of this MD&A, 9,368,000 stock options to purchase shares are outstanding that have been granted to directors, employees and consultants with a weighted average exercise price of $1.73 per option. The stock options expire between February 4, 2010 and February 21, 2013.

Warrants to Purchase Common Shares

As of the date of this MD&A, there are no share purchase warrants outstanding.

SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totalling 139 claims located in the central mineral belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period. The agreement was approved by the TSX Venture Exchange on May 28, 2007.

PROPOSED TRANSACTIONS

The Company is not contemplating any other transactions, which have not already been disclosed. The Company continues to look at other property acquisitions on a regular basis.

RISKS AND UNCERTAINTIES

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous section.

OUTLOOK

The Company’s objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.